DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, New York 10017
212 450 4000

December 24, 2008

VIA EDGAR SUBMISSION

Re:	Gafisa S.A.
Form 20-F for the Fiscal Year Ended December 31, 2007
File No. 001-33356

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Dear Mr. Decker:

On behalf of our client Gafisa S.A. (the “Company”), we acknowledge that the Company has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated December 22, 2008 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

The Company is working expeditiously to accurately and adequately respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s independent accountants. However, in anticipation of the delays caused by the holiday season and, in order to fully address certain comments relating to the Company’s Form 20-F, the Company believes that it will require additional time to consider and respond to the Staff’s comments.

Accordingly, on behalf of the Company, we respectfully request an extension of time to respond to the Comment Letter beyond the ten business days specified therein. The Company anticipates submitting to the Staff a response on or around January 23, 2009.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (212) 450-6095 or Mr. Alceu Duilio Calciolari, the Company’s Chief Financial Officer, at (55 11) 3025-9191 with any questions you may have regarding the proposed timetable for responding to the Comment Letter.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Mr.Alceu Calciolari Duilio (Chief Financial Officer, Gafisa S.A.)
Mr. Marco Caducci – PricewaterhouseCoopers LLP
Mr. Ivan Clark – PricewaterhouseCoopers Auditores Independentes
Mr. Eduardo Luque – PricewaterhouseCoopers Auditores Independentes